Exhibit 99.1

KNOT Offshore Partners LP announces swap of Dan Cisne for Tuva Knutsen

Exchange results in exit of smaller-scale, 2011-built Dan Cisne from KNOP and addition of 2021-built, industry-standard Suezmax shuttle tanker Tuva Knutsen

Fixed charter through 2026 and subsequent rate continuation guarantee from KNOT ensure contracted revenues from newly acquired vessel until 2031

September 3, 2024

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”)

The Partnership announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has entered into agreements with our Sponsor, Knutsen NYK Offshore Tankers AS (“KNOT”), to simultaneously:

•	acquire from KNOT the shuttle tanker, Tuva Knutsen (the “Tuva Knutsen Acquisition”); and

•	sell to KNOT the shuttle tanker, Dan Cisne (the “Dan Cisne Sale” and, together with the Tuva Knutsen Acquisition, the “Transaction”).

These transactions will be effected by the purchase and sale of the entities which own the respective vessels. The purchase price for the Tuva Knutsen Acquisition is $97.5 million less $69.0 million of outstanding debt plus $0.4 million of capitalized fees related to the credit facility secured by the Tuva Knutsen. The sale price for the Dan Cisne Sale is $ 30 million. These purchase and sale prices are due to be set off, with the result that a net payment of $ 1.1 million is due to be paid by KNOT to the Partnership, subject to customary adjustments relating to working capital. Completion is expected to take place on the date of this release.

The Tuva Knutsen, a 153,000-deadweight ton DP2 Suezmax class shuttle tanker, was built by COSCO Shipping Heavy Industry and delivered in 2021. The vessel is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As a term of the Transaction, KNOT has effectively guaranteed the hire rate for the vessel until August 2031 on the same basis as if TotalEnergies had exercised its options through such date, thus providing the Partnership with 7 years of fixed employment for Tuva Knutsen.

The Transaction was approved by the Partnership’s Board of Directors and independent Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Derek Lowe, CEO of the Partnership, commented, “We are pleased to have agreed the swap of the Dan Cisne for the Tuva Knutsen, which provides growth for the fleet without a requirement for new funding, while also increasing our pipeline of long-term contracts. This swap reduces our average fleet age and increases our fleet’s concentration in the most in-demand shuttle tanker class. We remain focused on generating certainty and stability of cashflows from long-term employment with high-quality counterparties, and are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead. This vessel swap decisively addresses a long-standing challenge for the Partnership and represents an important milestone on KNOP’s path forward.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP